Exhibit 99.1

Origin Agritech Limited Announced Renewal of the Bio-Safety Certificate for Its Genetically Modified Phytase Corn

BEIJING, January 6, 2015 /PRNewswire/ -- Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced that the Company has received the renewed Bio-safety Certificate from the Ministry of Agriculture for its genetically modified phytase corn.

The Bio-safety Certificate was originally received in 2009 for our genetically modified phytase corn for a period of five years and it expired in August, 2014. Genetically modified (GM) seed products in China must undergo five separate stages of approval beginning with a phase one laboratory approval to the final receipt of the Bio-safety Certificate in phase five. Bio-safety Certificate has an effective period of five years and the Ministry of Agriculture may review additional data for safety evaluations during the renewal application process.

In addition to the original phytase corn seed, we now have four commercial hybrids with phytase traits in the Phase 5 – Bio-safety Certificate stage. More importantly, our next generation GM product glyphosate tolerance corn seed has passed Phase 4 – Production Test and is waiting for the Phase 5 – Bio-safety Certificate and our GM corn products with stacked traits of glyphosate tolerance and insect resistance (Bt) have progressed to the Phase 3-Environment Release Test.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company’s website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “continue,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin’s filings with the SEC including its annual report on Form 20-F filed on January 23, 2014. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

CONTACT:

Origin Agritech Limited

James Chen,

Chief Financial Officer

james.chen@originseed.com.cn

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

+86 10 5890-7536